JPMORGAN ETF EFFICIENTE 5 INDEX HYPOTHETICAL BACK-TESTED AND HISTORICAL WEIGHTINGS

January 2013

J.P.Morgan

J.P. Morgan ETF Efficiente 5 Index (the "Index") Weightings – Nov 2010 to Present

2013	SPY	IWM	EFA	TLT	LQD	HYG	EEM	EMB	GSG	GLD	IYR	TIP	Cash
January	0%	0%	20%	0%	20%	20%	5%	20%	0%	0%	0%	15%	0%
2012	**SPY**	**IWM**	**EFA**	**TLT**	**LQD**	**HYG**	**EEM**	**EMB**	**GSG**	**GLD**	**IYR**	**TIP**	**Cash**
December	0%	0%	20%	10%	20%	20%	0%	20%	5%	0%	0%	5%	0%
November	0%	0%	20%	20%	20%	10%	0%	20%	0%	10%	0%	0%	0%
October	0%	0%	0%	20%	20%	10%	0%	20%	0%	10%	15%	5%	0%
September	10%	0%	0%	20%	15%	15%	0%	20%	0%	0%	20%	0%	0%
August	10%	0%	0%	20%	20%	10%	0%	20%	0%	0%	20%	0%	0%
July	15%	0%	0%	20%	20%	5%	0%	20%	0%	0%	20%	0%	0%
June	20%	0%	0%	20%	20%	0%	0%	0%	0%	0%	20%	20%	0%
May	20%	0%	0%	15%	0%	0%	0%	20%	0%	0%	10%	30%	5%
April	20%	0%	0%	10%	15%	10%	0%	20%	0%	0%	0%	25%	0%
March	20%	0%	0%	20%	10%	20%	0%	0%	0%	0%	0%	30%	0%
February	20%	0%	0%	20%	10%	10%	0%	0%	0%	0%	0%	15%	25%
January	0%	0%	0%	20%	0%	20%	0%	10%	0%	0%	0%	10%	40%
2011	**SPY**	**IWM**	**EFA**	**TLT**	**LQD**	**HYG**	**EEM**	**EMB**	**GSG**	**GLD**	**IYR**	**TIP**	**Cash**
December	10%	0%	0%	20%	5%	5%	0%	5%	0%	5%	0%	10%	40%
November	15%	0%	0%	20%	5%	0%	0%	5%	0%	10%	0%	5%	40%
October	10%	0%	0%	20%	10%	0%	0%	5%	0%	5%	0%	10%	40%
September	10%	0%	0%	20%	0%	0%	0%	15%	0%	10%	0%	15%	30%
August	0%	0%	0%	20%	0%	0%	0%	20%	0%	10%	0%	50%	0%
July	0%	5%	0%	20%	0%	0%	0%	0%	0%	10%	15%	50%	0%
June	20%	0%	0%	0%	20%	20%	0%	0%	0%	10%	15%	15%	0%
May	15%	10%	0%	5%	0%	5%	0%	0%	10%	10%	0%	0%	45%
April	20%	5%	0%	0%	0%	15%	0%	0%	10%	0%	0%	0%	50%
March	20%	5%	0%	0%	0%	15%	0%	0%	10%	0%	0%	15%	35%
February	20%	5%	0%	0%	0%	15%	0%	0%	0%	10%	0%	15%	35%
January	15%	5%	0%	0%	15%	20%	0%	0%	0%	10%	0%	0%	35%
2010	**SPY**	**IWM**	**EFA**	**TLT**	**LQD**	**HYG**	**EEM**	**EMB**	**GSG**	**GLD**	**IYR**	**TIP**	**Cash**
December	0%	0%	5%	0%	20%	20%	5%	20%	0%	0%	0%	30%	0%
November	0%	0%	0%	5%	20%	20%	5%	20%	0%	10%	0%	20%	0%

J.P.Morgan

JPMorgan ETF Efficiente 5 Index Hypothetical Back-Tested Historical Weightings

J.P. Morgan ETF Efficiente 5 Index (the "Index") Weightings – 2009 through Oct 2010

2010	SPY	IWM	EFA	TLT	LQD	HYG	EEM	EMB	GSG	GLD	IYR	TIP	Cash
October	0%	0%	0%	20%	20%	5%	0%	20%	0%	10%	5%	20%	0%
September	0%	0%	0%	20%	20%	0%	0%	20%	0%	10%	10%	20%	0%
August	0%	0%	0%	20%	20%	10%	0%	20%	0%	10%	10%	0%	10%
July	0%	0%	0%	20%	20%	0%	0%	0%	0%	10%	10%	40%	0%
June	0%	5%	0%	20%	20%	0%	0%	0%	0%	0%	15%	25%	15%
May	0%	10%	0%	0%	20%	5%	0%	20%	0%	0%	10%	35%	0%
April	5%	0%	0%	0%	20%	20%	0%	20%	0%	0%	10%	25%	0%
March	0%	0%	0%	0%	0%	20%	0%	20%	0%	0%	10%	40%	10%
February	10%	0%	0%	0%	0%	15%	0%	15%	0%	10%	0%	50%	0%
January	5%	0%	0%	0%	5%	20%	0%	20%	0%	0%	5%	40%	5%
2009	SPY	IWM	EFA	TLT	LQD	HYG	EEM	EMB	GSG	GLD	IYR	TIP	Cash
December	5%	0%	0%	5%	20%	10%	0%	20%	0%	10%	0%	30%	0%
November	0%	0%	0%	0%	20%	15%	0%	20%	0%	10%	0%	25%	10%
October	0%	0%	5%	0%	20%	15%	0%	20%	0%	5%	0%	5%	30%
September	0%	0%	5%	0%	15%	10%	0%	20%	0%	0%	0%	5%	45%
August	0%	0%	0%	0%	15%	5%	5%	20%	0%	5%	0%	5%	45%
July	0%	0%	0%	0%	15%	0%	5%	20%	0%	10%	0%	0%	50%
June	0%	0%	0%	0%	10%	10%	0%	20%	0%	10%	0%	0%	50%
May	0%	0%	0%	0%	20%	0%	0%	20%	0%	10%	0%	0%	50%
April	0%	0%	0%	20%	20%	0%	0%	10%	0%	0%	0%	0%	50%
March	0%	0%	0%	20%	15%	0%	0%	10%	0%	5%	0%	0%	50%
February	0%	0%	0%	20%	15%	0%	0%	5%	0%	10%	0%	0%	50%
January	0%	5%	0%	20%	10%	0%	0%	10%	0%	5%	0%	0%	50%

Please see the Glossary on the last page for definitions related to these exchange traded fund tickers. Please see key risks on the last page for additional information. Source: J.P. Morgan. Past allocations to exchange traded funds are not indicative of actual weights that would be assigned to the ETFs during the term of your investment. The levels of the Index reflect the performance of the index components above a cash index and incorporate an daily adjustment factor of 0.50% per annum.

Hypothetical, historical allocations: The hypothetical monthly allocations are obtained from hypothetical back-testing of the algorithm used to construct the Index and should not be considered indicative of the actual weights that would be assigned to the applicable exchange traded funds during the term of your investment linked to the Index. J.P. Morgan provides no assurance or guarantee that the actual performance of the Index would result in the allocations among the exchange traded funds consistent with the hypothetical allocations displayed in the preceding charts. The hypothetical historical weights above have not been verified by an independent third party. The back-tested, hypothetical historical results above have inherent limitations. Alternative modelling techniques or assumptions would produce different hypothetical allocation information that might prove to be more appropriate and that might differ significantly from the hypothetical historical allocations set forth above. Actual results will vary, perhaps materially, from the analysis implied in the hypothetical allocations contained in the table above.

J.P.Morgan

J.P. Morgan ETF Efficiente 5 Index (the "Index") Weightings – 2006 through 2008

2008	SPY	IWM	EFA	TLT	LQD	HYG	EEM	EMB	GSG	GLD	IYR	TIP	Cash
December	0%	0%	0%	20%	15%	0%	0%	10%	0%	5%	0%	0%	50%
November	0%	5%	0%	20%	15%	0%	0%	5%	0%	5%	0%	0%	50%
October	0%	0%	0%	20%	0%	0%	0%	20%	0%	10%	0%	0%	50%
September	0%	10%	0%	20%	0%	0%	0%	5%	5%	0%	10%	0%	50%
August	0%	10%	0%	0%	0%	20%	0%	5%	10%	5%	0%	0%	50%
July	0%	0%	0%	5%	0%	0%	0%	20%	10%	5%	10%	30%	20%
June	0%	0%	0%	0%	0%	20%	0%	10%	10%	10%	0%	15%	35%
May	0%	0%	0%	5%	5%	0%	0%	20%	10%	5%	5%	35%	15%
April	0%	0%	0%	5%	0%	5%	0%	20%	10%	10%	0%	25%	25%
March	0%	0%	0%	0%	5%	0%	5%	20%	10%	10%	0%	30%	20%
February	0%	0%	0%	0%	0%	10%	0%	20%	10%	10%	0%	45%	5%
January	0%	0%	0%	20%	0%	0%	5%	10%	5%	10%	0%	35%	15%
2007	**SPY**	**IWM**	**EFA**	**TLT**	**LQD**	**HYG**	**EEM**	**EMB**	**GSG**	**GLD**	**IYR**	**TIP**	**Cash**
December	0%	0%	0%	20%	10%	0%	10%	0%	5%	5%	0%	35%	15%
November	0%	0%	0%	20%	0%	0%	10%	0%	10%	10%	0%	10%	40%
October	0%	0%	0%	20%	5%	0%	15%	0%	10%	0%	0%	10%	40%
September	0%	0%	0%	20%	0%	0%	15%	0%	10%	5%	0%	0%	50%
August	0%	0%	0%	20%	5%	0%	15%	0%	10%	0%	0%	35%	15%
July	10%	0%	5%	0%	0%	15%	10%	0%	10%	0%	0%	0%	50%
June	20%	0%	20%	0%	0%	20%	0%	0%	0%	0%	0%	0%	40%
May	10%	0%	20%	0%	20%	20%	5%	15%	0%	0%	0%	0%	10%
April	0%	0%	20%	0%	20%	20%	5%	10%	0%	10%	0%	0%	15%
March	0%	0%	20%	5%	20%	20%	0%	15%	0%	0%	20%	0%	0%
February	20%	0%	20%	0%	0%	20%	0%	5%	0%	0%	20%	0%	15%
January	15%	0%	15%	10%	5%	20%	0%	20%	0%	0%	15%	0%	0%
2006	**SPY**	**IWM**	**EFA**	**TLT**	**LQD**	**HYG**	**EEM**	**EMB**	**GSG**	**GLD**	**IYR**	**TIP**	**Cash**
December	15%	0%	0%	20%	5%	20%	0%	15%	0%	0%	20%	0%	5%
November	5%	0%	0%	20%	10%	20%	0%	20%	0%	0%	20%	0%	5%
October	0%	0%	0%	20%	0%	0%	0%	20%	0%	0%	20%	20%	20%
September	0%	0%	5%	0%	10%	0%	0%	10%	0%	10%	15%	0%	50%
August	5%	0%	5%	0%	0%	10%	0%	5%	0%	5%	20%	0%	50%
July	5%	0%	5%	0%	0%	15%	0%	0%	0%	10%	15%	0%	50%
June	0%	0%	20%	0%	0%	15%	0%	0%	0%	10%	5%	0%	50%
May	0%	0%	15%	0%	0%	20%	0%	20%	0%	10%	15%	0%	20%
April	0%	5%	10%	0%	0%	20%	0%	20%	0%	10%	15%	0%	20%
March	0%	0%	5%	0%	0%	0%	10%	15%	0%	10%	10%	0%	50%
February	0%	0%	10%	0%	0%	0%	10%	15%	0%	10%	5%	0%	50%
January	0%	0%	20%	0%	0%	0%	10%	15%	0%	10%	0%	0%	45%

Please see the Glossary on the last page for definitions related to these exchange traded fund tickers. Please see key risks on the last page for additional information. Source: J.P. Morgan. Past allocations to exchange traded funds are not indicative of actual weights that would be assigned to the ETFs during the term of your investment. The levels of the Index reflect the performance of the index components above a cash index and incorporate an daily adjustment factor of 0.50% per annum.

Hypothetical, historical allocations: The hypothetical monthly allocations are obtained from hypothetical back-testing of the algorithm used to construct the Index and should not be considered indicative of the actual weights that would be assigned to the applicable exchange traded funds during the term of your investment linked to the Index. J.P. Morgan provides no assurance or guarantee that the actual performance of the Index would result in the allocations among the exchange traded funds consistent with the hypothetical allocations displayed in the preceding charts. The hypothetical historical weights above have not been verified by an independent third party. The back-tested, hypothetical historical results above have inherent limitations. Alternative modelling techniques or assumptions would produce different hypothetical allocation information that might prove to be more appropriate and that might differ significantly from the hypothetical historical allocations set forth above. Actual results will vary, perhaps materially, from the analysis implied in the hypothetical allocations contained in the table above.

J.P.Morgan

JPMorgan ETF Efficiente 5 Index Hypothetical Back-Tested Historical Weightings

J.P. Morgan ETF Efficiente 5 Index (the "Index") Weightings – 2003 through 2005

2005	SPY	IWM	EFA	TLT	LQD	HYG	EEM	EMB	GSG	GLD	IYR	TIP	Cash
December	0%	0%	5%	0%	0%	10%	20%	5%	0%	10%	0%	0%	50%
November	0%	0%	5%	0%	0%	20%	10%	15%	10%	10%	5%	0%	25%
October	0%	0%	0%	20%	0%	0%	15%	10%	10%	10%	5%	0%	30%
September	0%	0%	0%	20%	0%	0%	5%	15%	10%	0%	15%	5%	30%
August	0%	0%	0%	10%	0%	10%	15%	0%	10%	0%	15%	0%	40%
July	0%	0%	0%	20%	0%	0%	10%	10%	10%	0%	15%	5%	30%
June	0%	0%	0%	20%	0%	0%	5%	20%	10%	0%	0%	45%	0%
May	0%	0%	0%	20%	0%	0%	20%	5%	0%	5%	0%	20%	30%
April	0%	0%	20%	15%	0%	10%	15%	0%	5%	0%	0%	5%	30%
March	0%	0%	15%	15%	0%	20%	20%	5%	5%	5%	0%	5%	10%
February	0%	0%	10%	20%	5%	20%	20%	5%	0%	5%	5%	10%	0%
January	0%	0%	0%	10%	5%	20%	20%	5%	0%	5%	20%	15%	0%
2004	SPY	IWM	EFA	TLT	LQD	HYG	EEM	EMB	GSG	GLD	IYR	TIP	Cash
December	0%	0%	0%	15%	0%	20%	15%	10%	5%	10%	10%	15%	0%
November	0%	0%	0%	0%	0%	20%	0%	20%	5%	0%	20%	35%	0%
October	0%	0%	0%	15%	0%	20%	0%	5%	10%	0%	10%	35%	5%
September	0%	0%	0%	0%	0%	20%	0%	20%	10%	0%	15%	0%	35%
August	0%	0%	0%	0%	0%	20%	0%	20%	10%	0%	0%	40%	10%
July	15%	10%	0%	0%	0%	10%	0%	0%	10%	0%	5%	10%	40%
June	20%	0%	5%	0%	0%	15%	0%	0%	10%	0%	0%	35%	15%
May	10%	0%	20%	0%	10%	20%	0%	0%	10%	0%	0%	10%	20%
April	0%	0%	5%	0%	0%	10%	10%	15%	5%	0%	20%	35%	0%
March	0%	0%	10%	0%	0%	20%	15%	0%	5%	0%	20%	30%	0%
February	0%	0%	20%	0%	10%	20%	15%	5%	0%	10%	15%	5%	0%
January	0%	0%	15%	0%	0%	20%	20%	5%	5%	10%	10%	10%	5%
2003	SPY	IWM	EFA	TLT	LQD	HYG	EEM	EMB	GSG	GLD	IYR	TIP	Cash
December	0%	0%	15%	0%	0%	20%	20%	5%	0%	10%	10%	5%	15%
November	0%	10%	10%	0%	0%	20%	20%	5%	5%	10%	0%	10%	10%
October	0%	5%	15%	0%	0%	20%	20%	5%	0%	10%	5%	20%	0%
September	0%	10%	5%	10%	0%	20%	20%	5%	0%	0%	10%	0%	20%
August	0%	10%	0%	0%	10%	20%	15%	10%	0%	0%	20%	15%	0%
July	0%	10%	0%	0%	20%	20%	5%	20%	0%	0%	20%	5%	0%
June	0%	10%	0%	0%	20%	20%	5%	20%	10%	10%	0%	5%	0%
May	0%	0%	0%	0%	20%	20%	5%	20%	10%	0%	0%	25%	0%
April	15%	0%	0%	0%	20%	20%	5%	20%	10%	10%	0%	0%	0%
March	0%	0%	0%	0%	20%	20%	0%	20%	10%	10%	0%	20%	0%
February	0%	0%	0%	0%	20%	20%	0%	20%	10%	10%	0%	20%	0%
January	0%	0%	0%	0%	20%	0%	0%	20%	10%	10%	0%	40%	0%

Please see the Glossary on the last page for definitions related to these exchange traded fund tickers. Please see key risks on the last page for additional information. Source: J.P. Morgan. Past allocations to exchange traded funds are not indicative of actual weights that would be assigned to the ETFs during the term of your investment. The levels of the Index reflect the performance of the index components above a cash index and incorporate an daily adjustment factor of 0.50% per annum.

Hypothetical, historical allocations: The hypothetical monthly allocations are obtained from hypothetical back-testing of the algorithm used to construct the Index and should not be considered indicative of the actual weights that would be assigned to the applicable exchange traded funds during the term of your investment linked to the Index. J.P. Morgan provides no assurance or guarantee that the actual performance of the Index would result in the allocations among the exchange traded funds consistent with the hypothetical allocations displayed in the preceding charts. The hypothetical historical weights above have not been verified by an independent third party. The back-tested, hypothetical historical results above have inherent limitations. Alternative modelling techniques or assumptions would produce different hypothetical allocation information that might prove to be more appropriate and that might differ significantly from the hypothetical historical allocations set forth above. Actual results will vary, perhaps materially, from the analysis implied in the hypothetical allocations contained in the table above.

J.P.Morgan

JPMorgan ETF Efficiente 5 Index Hypothetical Back-Tested Historical Weightings

J.P. Morgan ETF Efficiente 5 Index (the "Index") Weightings – 2000 through 2002

2002	SPY	IWM	EFA	TLT	LQD	HYG	EEM	EMB	GSG	GLD	IYR	TIP	Cash
December	0%	0%	0%	20%	0%	0%	0%	20%	10%	0%	0%	50%	0%
November	0%	0%	0%	20%	20%	0%	0%	0%	10%	0%	0%	50%	0%
October	0%	0%	0%	20%	10%	0%	0%	0%	10%	10%	0%	50%	0%
September	0%	0%	0%	20%	10%	0%	0%	0%	10%	10%	0%	50%	0%
August	0%	0%	0%	20%	5%	0%	0%	0%	10%	10%	5%	50%	0%
July	0%	0%	0%	20%	5%	0%	0%	0%	10%	10%	5%	50%	0%
June	0%	0%	0%	0%	0%	0%	20%	5%	10%	10%	5%	50%	0%
May	0%	10%	5%	0%	0%	20%	20%	5%	5%	10%	10%	0%	15%
April	0%	10%	0%	0%	0%	20%	20%	5%	0%	10%	15%	0%	20%
March	0%	5%	0%	20%	20%	0%	20%	5%	0%	10%	0%	10%	10%
February	0%	5%	0%	20%	20%	0%	20%	5%	0%	10%	0%	0%	20%
January	0%	10%	0%	20%	20%	0%	0%	20%	0%	10%	0%	0%	20%
2001	SPY	IWM	EFA	TLT	LQD	HYG	EEM	EMB	GSG	GLD	IYR	TIP	Cash
December	0%	0%	0%	20%	20%	0%	0%	0%	0%	10%	0%	50%	0%
November	0%	0%	0%	20%	20%	0%	0%	0%	0%	10%	0%	50%	0%
October	0%	0%	0%	20%	20%	0%	0%	0%	0%	10%	0%	50%	0%
September	0%	0%	0%	20%	20%	0%	0%	0%	0%	0%	20%	40%	0%
August	0%	0%	0%	10%	20%	0%	0%	0%	0%	0%	20%	50%	0%
July	0%	10%	0%	0%	0%	0%	0%	20%	0%	0%	20%	50%	0%
June	0%	10%	0%	0%	0%	20%	0%	20%	0%	0%	0%	50%	0%
May	0%	0%	0%	0%	20%	0%	0%	10%	0%	0%	20%	50%	0%
April	0%	0%	0%	20%	20%	10%	0%	0%	0%	0%	0%	50%	0%
March	0%	0%	0%	20%	20%	10%	0%	0%	0%	0%	0%	50%	0%
February	0%	0%	0%	10%	20%	20%	0%	20%	10%	0%	0%	20%	0%
January	0%	0%	0%	20%	20%	0%	0%	20%	10%	0%	15%	15%	0%
2000	SPY	IWM	EFA	TLT	LQD	HYG	EEM	EMB	GSG	GLD	IYR	TIP	Cash
December	0%	0%	0%	20%	0%	0%	0%	20%	10%	0%	0%	50%	0%
November	0%	0%	0%	20%	20%	10%	0%	20%	10%	0%	0%	20%	0%
October	0%	0%	0%	0%	20%	20%	0%	20%	10%	0%	15%	15%	0%
September	15%	0%	0%	0%	0%	20%	0%	0%	10%	0%	15%	40%	0%
August	0%	0%	0%	5%	0%	0%	0%	20%	5%	0%	20%	50%	0%
July	0%	5%	0%	0%	0%	0%	0%	20%	10%	0%	15%	50%	0%
June	0%	5%	0%	0%	0%	0%	0%	20%	10%	0%	15%	50%	0%
May	5%	5%	0%	0%	0%	0%	5%	20%	10%	0%	10%	45%	0%
April	0%	5%	0%	10%	0%	0%	20%	5%	10%	0%	0%	50%	0%
March	0%	10%	0%	0%	0%	0%	15%	10%	10%	10%	0%	0%	45%
February	0%	10%	5%	0%	0%	0%	20%	5%	10%	10%	0%	0%	40%
January	0%	0%	20%	0%	0%	0%	20%	5%	10%	10%	0%	0%	35%

Please see the Glossary on the last page for definitions related to these exchange traded fund tickers. Please see key risks on the last page for additional information. Source: J.P. Morgan. Past allocations to exchange traded funds are not indicative of actual weights that would be assigned to the ETFs during the term of your investment. The levels of the Index reflect the performance of the index components above a cash index and incorporate an daily adjustment factor of 0.50% per annum.

Hypothetical, historical allocations: The hypothetical monthly allocations are obtained from hypothetical back-testing of the algorithm used to construct the Index and should not be considered indicative of the actual weights that would be assigned to the applicable exchange traded funds during the term of your investment linked to the Index. J.P. Morgan provides no assurance or guarantee that the actual performance of the Index would result in the allocations among the exchange traded funds consistent with the hypothetical allocations displayed in the preceding charts. The hypothetical historical weights above have not been verified by an independent third party. The back-tested, hypothetical historical results above have inherent limitations. Alternative modelling techniques or assumptions would produce different hypothetical allocation information that might prove to be more appropriate and that might differ significantly from the hypothetical historical allocations set forth above. Actual results will vary, perhaps materially, from the analysis implied in the hypothetical allocations contained in the table above.

J.P.Morgan

Glossary	
SPY	SPDR S&P 500 ETF Trust
IWM	iShares Russell 2000 Index Fund
EFA	iShares MSCI EAFE Index Fund
TLT	iShares Barclays 20+ Year Treasury Bond Fund
LQD	iShares iBOXX Investment Grade Corporate Bond Fund
HYG	iShares iBOXX High Yield Corporate Bond Fund
EEM	iShares MSCI Emerging Markets Index Fund
EMB	iShares JPMorgan USD Emerging Markets Bond Fund
GSG	iShares S&P GSCI Commodity-Indexed Trust
GLD	SPDR Gold Trust
IYR	iShares Dow Jones Real Estate Index Fund
TIP	iShares Barclays US Treasury Inflation Protected Securities Fund
Cash	JPMorgan Cash Index USD 3 Month

Key Risks

■ The Index comprises notional assets and liabilities – There is no actual portfolio of assets to which any person is entitled or in which any person has any ownership interest.

■ There are risks associated with a momentum-based investment strategy - The Index is different from a strategy that seeks long-term exposure to a portfolio consisting of constant components with fixed weights. The Index may fail to realize gains that could occur from holding assets that have experienced price declines, but experience a sudden price spike thereafter.

■ Correlation of performance among the Index constituents may reduce Index performance.

■ Our affiliate, JPMSL, is the Calculation Agent and may adjust the Index in a way that affects its level—the policies and judgements for which JPMSL is responsible could have an impact, positive or negative, on the level of the Index and the value of your investment. JPMSL is under no obligation to consider your interest as an investor with returns linked to the Index.

■ The Index may be partially uninvested, may not be successful, may not outperform any alternative strategy related to the Index constituents, or may not achieve its target volatility of 5%.

■ The investment strategy involves monthly rebalancing and maximum weighting caps applied to the Index constituents by asset type and geographical region.

■ Changes in the value of the Index constituents may offset each other.

■ An investment linked to the Index is subject to risks associated with non-U.S securities markets, such as emerging markets and currency exchange risk.

■ The Index was established on October 29, 2010 and has a limited operating history.

J.P.Morgan